Mail Stop 3720

July 5, 2006

<u>Via U.S. Mail</u>

Mahesh Jayanarayan
Chief Executive Officer
New Medium Enterprises, Inc.
195 The Vale
London W3 7QS
United Kingdom

> **Re**: **New Medium Enterprises, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed October 28, 2005**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 000-32779**

Dear Mr. Jayanarayan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2005

Financial Statements and Notes

Note 4. Investment in Intellectual Property

1. We note you disclose that the Company acquired the business and the intellectual property assets from Multidisk Ltd. and TriGM International SA for 72,605,776 shares of its common stock. We also note in your statement of stockholders' equity that the Company had only 19,541,444 common shares outstanding immediately prior to this issuance. In light of this we question your basis for treating this as an acquisition. It appears there may not have been a change in control since the previous shareholders of Multidisk Ltd. and TriGM International SA continue to control the business and the intellectual property assets through their majority ownership interest in the Company's common stock. Explain to us your basis in GAAP for treating the transaction as an acquisition or revise your financial statements to reflect the business and the intellectual property assets at their historic carrying values.

2. In addition, please also respond to each of the following questions and revise your disclosures so that the nature of the purchase transactions, your accounting for them, and the basis for this accounting are wholly transparent to readers.

    a. Explain specifically what you acquired from Multidisk Ltd.
    b. Explain specifically what you acquired from TriGM International SA.
    c. Explain the timing of the transactions with Multidisk Ltd. and TriGM International SA. Tell us what transaction was consummated first.
    d. Explain to us any relationships among Multidisk Ltd. and TriGM International SA and their respective shareholders.
    e. Tell us why the business and the intellectual property assets resided in both Multidisk Ltd. and TriGM International SA.
    f. Explain to us the business purpose of the transaction and why it was necessary to acquire assets from both entities.

Item 8A. Financial Controls and Procedures, page 29

3. We note your disclosures that "… the Company continued to experience weakness in the enforcement of financial controls related to the allocation and authorization of disbursements of funds, and in conflict of interests." Please describe, in future filing, more details about this weakness, and explain to us why no material weakness was found as you indicated.

4. We note your disclosure that "[a] control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that the

objectives of the control system are met." We also note your disclosure that "[d]uring the audit …no material weakness was found. As a result, we believe that disclosure controls and procedures currently in place are effective to ensure that the Company records, processes, summarizes, and reports information it is required to be disclose by the Company in its annual reports …" Please revise, in future filings, to state clearly, if true, that your certifying officers concluded that your disclosure controls and procedures are effective in reaching that level of reasonable assurance. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective as of June 30, 2005. See Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. In particular, see Section II.F.4.

Exhibit 31

Certifications

5.   In future filings, please provide revised certifications so that these certifications conform exactly with the form of Rule 13a-14(a) certification set forth in Item 601(b)(31) of Regulation S-K.

Form 10-QSB for the Nine-month Period Ended March 31, 2006

6.   Revise your Form 10-Q for the nine month period ended March 31, 2006 to provide statements of operations and statements of cash flows for the nine-month period ended March 31, 2006. Refer to Item 310 (b) of Regulation S-B.

7.   Refer to Item 3 Control and Procedures. We note your disclosure that "there was no significant change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting." Item 308(c) of Regulation S-B requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to* materially affect, your internal control over financial reporting. Please revise, in future filings, to state, if true, that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

8.   Refer to Note 9. Subsequent Events. We note your disclosure that "[t]he merger of NME and Beijing E-World has been delayed due to SEC regulations of having the financial statements of Beijing E-World US GAAP compliant". In this regard, please provide audited financial statements of Beijing E-World and the related pro-forma financial information as soon as possible or advise us when you would expect to provide them in accordance with Item 310 (c) of Regulation S-B.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director